EXHIBIT 4.1

                             SLS INTERNATIONAL, INC.

                           CERTIFICATE OF DESIGNATIONS

               SERIES B CONVERTIBLE PARTICIPATING PREFERRED STOCK

                            PAR VALUE $.001 PER SHARE

                         PURSUANT TO SECTION 151 OF THE
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

                 The undersigned, President of SLS International, Inc., a Delaware corporation (hereinafter called the "Corporation"), DOES HEREBY CERTIFY that the following resolution has been duly adopted by unanimous written consent of the Board of Directors of the Corporation:

                 RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of the Amended and Restated Certificate of Incorporation of the Corporation ("Charter"), there hereby is created, out of the five million (5,000,000) shares of Preferred Stock, par value $.001 per share, of the Corporation authorized in its Restated Certificate of Incorporation (the "Preferred Stock"), a series of Preferred Stock of the Corporation consisting of one million (1,000,000) shares, which series shall have the following powers, designations, preferences and relative, participating, optional or other rights, and the following qualifications, limitations and restrictions:

         1. Designation; Number of Shares; Par Value; Rank. The shares of this series shall be designated as "Series B Convertible Participating Preferred Stock" (the "Series B Preferred Stock"). The number of shares of Series B Preferred Stock shall be limited to 1,000,000. The Series B Preferred Stock shall have a par value of $.001 per share. The Series B Preferred Stock will rank, with respect to rights on liquidation, winding up and dissolution, (a) on a parity with each other class of capital stock or series of preferred stock issued by the Corporation established on or prior to the date of this Certificate of Designations and (b) with respect to each other class of capital stock or series of preferred stock established by the Corporation after the date of this Certificate of Designations, as expressly provided upon the establishment of such class or series as to rights on liquidation, winding up and dissolution.

         2. Dividends. The holders of shares of Series B Preferred Stock shall be entitled to receive any dividends pro rata with the holders of each other class of capital stock or series of preferred stock that is entitled to receive dividends.

         3. Voting Rights. The holders of shares of Series B Preferred Stock shall not be entitled to vote on any matters submitted to a vote of shareholders, except those matters required by law to be submitted to such holders.

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         4. Conversion. The holders of the Series B Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

         (a) Right to Convert; Automatic Conversion. Each share of Series B Preferred Stock shall be convertible, at the office of the Corporation or the transfer agent for the Series B Preferred Stock, without the payment of any additional consideration by the holder thereof, at the option of the holder thereof, at any time following the earlier to occur of (i) the six-month anniversary of the date of issuance of the share or (ii) the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission registering the Common Stock issuable upon such conversion. To the extent not previously converted, each share of Series B Preferred Stock shall automatically convert on the third anniversary of the date of its issuance. Each share of Series B Preferred Stock shall convert into the number of validly issued, fully paid and nonassessable shares of Common Stock which results from dividing the per share Conversion Value (as hereinafter defined) of the Series B Preferred Stock by the Conversion Price per share (as hereinafter defined) in effect for the Series B Preferred Stock at the time of conversion. The initial Conversion Price per share of the Series B Preferred Stock shall be $2.00. The initial Conversion Price of Series B Preferred Stock shall be subject to adjustment from time to time as provided below. "Conversion Value" means $20.00 per share. The number of shares of Common Stock into which a share of Series B Preferred Stock is convertible is hereinafter referred to as the "Conversion Rate."

         (b) Mechanics of Conversion. Before any holder of Series B Preferred Stock shall be entitled to convert the same into shares of Common Stock, the holder shall surrender the certificate, or certificates therefor, duly endorsed, at the office of the Corporation or of the transfer agent for the Series B Preferred Stock and shall give written notice to the Corporation that the holder elects to convert the same. As soon as practicable thereafter, the Corporation shall issue and deliver to the holder of Series B Preferred Stock a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a certificate representing the number of shares of Series B Preferred Stock that were represented by the certificate or certificates delivered to the Corporation in connection with the conversion but that were not converted. The conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the shares of Series B Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon the conversion shall be treated for all purposes as the record holder or holders of the shares of Common Stock on that date.

         (c) Fractional Shares. In lieu of any fractional shares to which the holder of Series B Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to that fraction multiplied by the fair market value of one share of Common Stock as determined by the Board of Directors of the Corporation.

         (d) Conversion Price Adjustments of Series B Preferred Stock for Certain Dilutive Issuances, Splits, and Combinations. The Conversion Price of the Series B Preferred Stock shall be subject to adjustment from time to time as follows:

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                  (i) If the number of shares of Common Stock outstanding at any time after the date hereof is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, on the date the payment is made or the change is effective, the Conversion Price of the Series B Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series B Preferred Stock shall be increased in proportion to the increase of outstanding shares.

                  (ii) If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Common Stock, then, on the effective date of that combination, the Conversion Price of the Series B Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series B Preferred Stock shall be decreased in proportion to the decrease in outstanding shares.

                  (iii) If at any time after the date hereof, there is any capital reorganization, any reclassification of the stock of the Corporation (other than as a result of a stock dividend or subdivision, split-up or combination of shares), a consolidation or merger of the Corporation with or into another corporation (other than a consolidation or merger in which the Corporation is the continuing entity and which does not result in any change in the Common Stock), or of the sale or other disposition of all or substantially all the properties and assets of the Corporation, the shares of Series B Preferred Stock shall, after the reorganization, reclassification, consolidation, merger, sale or other disposition, be convertible into the kind and number of shares of stock or other securities or property of the Corporation or otherwise to which each holder would have been entitled if immediately prior to the reorganization, reclassification, consolidation, merger, sale or other disposition the holder had converted its shares of Series B Preferred Stock into Common Stock. The provisions of this clause (iii) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions.

                  (iv) All calculations under this Section 4 shall be made to the nearest cent or to the nearest one hundredth of a share, as the case may be.

         (e) Minimal Adjustment. No adjustment in the Conversion Price of Series B Preferred Stock need be made if that adjustment would result in a change in the Conversion Price of less than $0.01. Any adjustment of less than $0.01 that is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment that, on a cumulative basis, amounts to an adjustment of $0.01 or more in the Conversion Price.

         (f) No Impairment. The Corporation will not avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, but will at all times in good faith assist in carrying out all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the


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conversion rights of the holders of Series B Preferred Stock against impairment.
The Corporation will not close its books against the transfer of Series B Preferred Stock or of Common Stock issued or issuable upon conversion of Series
B Preferred Stock in any manner that interferes with the timely conversion of Series B Preferred Stock.

         (g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to this Section 4, the Corporation at its expense shall promptly compute the adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series B Preferred Stock a certificate setting forth the adjustment or readjustment and showing in detail the facts upon which the adjustment or readjustment is based. The Corporation shall, upon written request at any time of any holder of Series B Preferred Stock, furnish or cause to be furnished to the holder a like certificate setting forth (i) the adjustments and readjustments, (ii) the Conversion Rate of the Series B Preferred Stock in effect at the time, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of the holder's shares of Series B Preferred Stock

         (h) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property or to receive any other right, the Corporation shall mail to each holder of Series B Preferred Stock at least ten days prior to that record date, a notice specifying the date on which any such record is to be taken for the purpose of the dividend or distribution or right, and the amount and character of the dividend, distribution or right.

         (i) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series B Preferred Stock, that number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to that number of shares as shall be sufficient for that purpose.

         (j) Issuance Taxes. The Corporation shall pay any and all issuance and other taxes or other cost that may be payable in respect of any issuance or delivery of shares of Common Stock on conversion of the Series B Preferred Stock pursuant hereto.

         (k) Certain Events. If any event occurs of the type contemplated but not expressly provided for by the provisions of this Section 4, then the Corporation's Board of Directors will make an appropriate adjustment in the Conversion Price for the Series B Preferred Stock to protect the rights of the holders thereof.

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         5. Notices. Any notice required hereunder to be given to the holders of shares of Series B Preferred Stock shall be deemed given if hand delivered or sent by facsimile transmission or deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of the Corporation.

                IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be signed by its President on this 1st day of April, 2004.

  /s/ John M. Gott
 Name: John M. Gott
 Title: President and Chief Executive Officer


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